UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-36140

58.com Inc.

Building 105, 10 Jiuxianqiao North Road Jia

Chaoyang District, Beijing 100015

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

58.com Inc.

By	:	/s/ Wei Ye
Name	:	Wei Ye
Title	:	Chief Financial Officer

Date: June 16, 2020

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.2 – Merger Agreement and Plan of Merger, dated June 15, 2020, by and among the registrant, Quantum Bloom Group Ltd and Quantum Bloom Company Ltd